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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO. 9)

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 9)

                            DIGITAL LINK CORPORATION

                           (Name of Subject Company)

                                   DLZ CORP.
                                  VINITA GUPTA
                               NARENDRA K. GUPTA
                        GUPTA CHILDREN'S TRUST AGREEMENT
                     NARENDRA AND VINITA GUPTA LIVING TRUST
                     THE NAREN AND VINITA GUPTA FOUNDATION

                                   (Bidders)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  253856 10 8
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                  VINITA GUPTA
                                   DLZ CORP.
                                P.O. BOX 620154
                        WOODSIDE, CALIFORNIA 94062-0154
                                 (408) 745-4550
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                            ------------------------

                                    COPY TO:
                           CHRISTOPHER KAUFMAN, ESQ.
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    DLZ Corp., a California corporation ("Purchaser") hereby amends and supplements its Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1"), filed with the Securities and Exchange Commission on September 10, 1999, with respect to the offer to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link Corporation, a California corporation, for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement thereto, dated November 3, 1999 (the "Supplement") and in the related Letter of Transmittal. This Amendment No. 9 to the Schedule 14D-1 also constitutes Amendment No. 9 to the Statement on
Schedule 13D of Purchaser and Vinita Gupta, Narendra Gupta, the Gupta Children's Trust Agreement, the Narendra and Vinita Gupta Living Trust and The Naren and Vinita Gupta Foundation. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (b) The information set forth in the Introduction and under the heading "The Tender Offer--Section 1. Amended Terms of the Offer" of the Supplement is incorporated herein by reference.

    (c) The information set forth in the Introduction and under the heading "The Tender Offer--Section 3. Price Range of Shares; Dividends" of the Supplement is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth under the heading "The Tender Offer--Section 1. Amended Terms of the Offer" of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (f) Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to incorporate by reference the information set forth in the entire Supplement and the revised Letter of Transmittal, copies of which are filed herewith as exhibits (a)(16) and (a)(17), respectively.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    Item 11 of the Schedule 14D-1 is hereby amended and supplemented by the following:

    (a)(16) Supplement to Offer to Purchase

    (a)(17) Revised Letter of Transmittal
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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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Dated: November 3, 1999                                DLZ CORP.

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: President and Chief Executive Officer

                                                       GUPTA CHILDREN'S TRUST AGREEMENT

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: Trustee

                                                       By:             /s/ NARENDRA K. GUPTA
                                                              --------------------------------------
                                                       Name:  Narendra K. Gupta
                                                       Title: Trustee

                                                       NARENDRA AND VINITA GUPTA LIVING TRUST

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: Trustee

                                                       By:             /s/ NARENDRA K. GUPTA
                                                              --------------------------------------
                                                       Name:  Narendra K. Gupta
                                                       Title: Trustee

                                                       THE NAREN AND VINITA GUPTA FOUNDATION

                                                       By:               /s/ VINITA GUPTA
                                                              --------------------------------------
                                                       Name:  Vinita Gupta
                                                       Title: Trustee

                                                       By:             /s/ NARENDRA K. GUPTA
                                                              --------------------------------------
                                                       Name:  Narendra K. Gupta
                                                       Title: Trustee

                                                                      /s/ VINITA GUPTA
                                                       ---------------------------------------------
                                                       Vinita Gupta

                                                                   /s/ NARENDRA K. GUPTA
                                                       ---------------------------------------------
                                                       Narendra K. Gupta
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